UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

May 13, 2026

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong S.A.R.

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

  Form 20-F ☒  Form 40-F ☐

EXHIBITS

Exhibit 99.1 – Announcement with The Stock Exchange of Hong Kong Limited – Announcement of the March Quarter 2026 Results and Fiscal Year 2026 Annual Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: May 13, 2026	By:	/s/ Toby Hong XU
	Name:	Toby Hong XU
	Title:	Chief Financial Officer

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